UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*

Sprague Resource LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

849343108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes ).

SCHEDULE 13G

CUSIP No. 849343108	Page 2 of 5

(1)	NAME OF REPORTING PERSONS Carbo Industries, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,131,551
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,131,551
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,551
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.0%*

    *This percentage is based upon 22,552,887 common units outstanding as of October 31, 2017 and as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2017.

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 849343108	Page 3 of 5

ITEM 1	(a)	NAME OF ISSUER:
Sprague Resources LP

ITEM 1	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
185 International Drive Portsmouth, New Hampshire 03801

ITEM 2	(a)	NAME OF PERSON FILING:
Carbo Industries, Inc.

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
1 Bay Boulevard Lawrence, NY 11559

ITEM 2	(c)	CITIZENSHIP:
New York

ITEM 2	(d)	TITLE OF CLASS OF SECURITIES:
Common Units Representing Limited Partner Interests

ITEM 2	(e)	CUSIP NUMBER:
849343108

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8);

	(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240. 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 849343108	Page 4 of 5

ITEM 4	OWNERSHIP:

(a) Amount beneficially owned: 1,131,551

(b) Percent of class: 5.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,131,551

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,131,551

(iv) Shared power to dispose or to direct the disposition of 0

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2018
Date

/s/ Cliff Hochhauser
Signature

Cliff Hochhauser , Vice President
Name/Title